

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 7, 2022

Ryan Frazier
Chief Executive Officer
Arrived Homes, LLC
500 Yale Avenue North
Seattle, WA 98109

      Re: Arrived Homes, LLC
            Offering Statement on Form 1-A
            Post-qualification Amendment
            Filed January 28, 2022
            File No. 024-11325

Dear Mr. Frazier:

      This is to advise you that we do not intend to review your amendment.

      We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

      We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Victor Rivera Melendez at 202-551-4182 with any questions.

                Sincerely,

                Division of Corporation Finance
                Office of Real Estate & Construction

cc: Louis A. Bevilacqua